UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 FORM 12b-25


                         NOTIFICATION OF LATE FILING

            Form 10-KSB for the Fiscal Year Ended April 30, 1998

                         Commission File No. 2-33256

                            Cusip No. 891305 10 4



PART I		REGISTRANT INFORMATION

Torotel, Inc.
13402 South 71 Highway
Grandview, MO  64030


PART II 	RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check if appropriate)

Yes    /X/     No    / /

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; and

(b) The subject annual report on Form 10-KSB will be filed on or before the fifteenth calendar day following the prescribed due date.

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III	NARRATIVE

State below in reasonable detail the reasons why the Form 10-KSB could not be filed within the prescribed time period.

Information required from third parties was not received in a timely manner for management to prepare certain disclosures plus allow time for the review by the company's independent auditors. In addition, company personnel have spent some time researching and preparing information for use in negotiating the terms and structure of the business transaction with Caloyeras, Inc., which was recently disclosed.



PART IV	OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

     		H. James Serrone
	     	(816) 761-6314

(2)	Have all other periodic reports required under Section 13 or 15(d) of the
    Securities Exchange Act of 1934 or Section 30 of the Investment Company
    Act of 1940 during the preceding 12 months been filed? If the answer is no, identify report(s).

Yes    /X/     No    / /

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report?

Yes    / /     No    /X/


                                 TOROTEL, INC.
                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.




Date:   July 28, 1998
/s/   H. James Serrone
									H. James Serrone
									Vice President of Finance and
									Chief Financial Officer